Exhibit 11.1

AMARIN CORPORATION PLC
CODE OF BUSINESS CONDUCT & ETHICS

This Code of Business Conduct and Ethics (the “Code”) has been adopted by the Board of Directors of Amarin Corporation plc (“Amarin”). The Code is applicable to all directors, executive officers and employees of Amarin and its subsidiaries (collectively, the “Amarin Group”).

The purpose of the Code is to:

a) promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

b) promote full, fair, accurate, timely and understandable disclosure;

c) promote compliance with applicable laws, rules and regulations;

d) ensure the protection of the Amarin Group’s legitimate business interests, including corporate opportunities, assets and confidential information; and

e) deter wrongdoing.

The obligations of the Code supplement, but do not replace, the separate requirements of each individual’s contract of employment (where applicable), the Amarin share dealing code, a copy of which is attached hereto and marked “A” (the “Share Dealing Code”), and established standard operating practices within the Amarin Group. Directors, executive officers and employees are expected to be familiar with the Code and to adhere to its policies and procedures.

Ethical Conduct

The Amarin Group intends to be successful by reason of the expertise and dedication of its directors, executive officers and employees, who it expects to work with honesty and integrity and in accordance with the highest possible ethical standards. Amarin expects to continue to build and maintain a reputation based on fair negotiation and ethical business practice and does not countenance illegal, unlawful or unethical practices in any form. Short-term gain obtained in such a manner could, and often will, result in damage to the Amarin Group’s reputation and, in turn, its business. Accordingly, each director, executive officer and employee must endeavor to deal with colleagues, customers, suppliers, professional advisors, shareholders, patients, physicians, competitors and other business partners (collectively, “Stakeholders”) in a fair and honest manner and shall not seek to obtain unfair advantage through deceit, misuse of confidential or privileged information, misrepresentation of material facts, abuse of power or position or any other unethical act.

Compliance with Laws, Rules and Regulations

It is Amarin’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each director, executive officer and employee to adhere to and observe both the letter and spirit of the standards and restrictions imposed by those laws, rules and regulations.

Conflict of Interests

A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Amarin Group. A conflict of interest arises when a director, executive officer or employee takes actions or has interests that may make it difficult to perform his or her work on behalf of Amarin Group objectively and effectively. For example, a conflict of interest would arise if a director, executive officer or employee, or a member of his or her family, receives improper benefits as a result of his or her position in the Amarin Group. Any transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the General Counsel.

Service to the Amarin Group should never be subordinated to personal gain and advantage. Conflicts of interest, both actual and apparent, should be avoided. In particular, clear conflict of interest situations involving directors and executive officers may include the following:

a) receiving improper personal benefits, including non-nominal gifts or excessive entertainment, as a result of their position in the Amarin Group;

b) taking advantage of corporate opportunities or using corporate property,information or their position for personal gain;

c) serving as a director, manager or executive officer of, or adviser or consultant to, any outside business organization, including any Stakeholder, that would adversely affect their motivation or performance;

d) having more than a nominal financial interest in any Stakeholder;

e) revealing any confidential information of the Amarin Group for personal gain or the gain of any family member, or otherwise gaining personal enrichment through their access to confidential information;

f) competing, directly or indirectly, with any member of the Amarin Group while still employed or engaged by any member of the Amarin Group;

g) engaging in any outside business activity that detracts from their ability to devote appropriate time and attention to his or her responsibilities to the Amarin Group;

h) selling anything to the Amarin Group or buying anything from the Amarin Group, except at a price and on terms that are no less favorable to the Amarin Group than could be obtained from an independent third party; and

i) acting in any other manner which is, or could reasonably be seen to be, in conflict with the interests of any member of the Amarin Group,

The above list is not intended to be exhaustive of the many and varied situations which may arise and Amarin expects its directors, executive officers and employees to apply common sense and caution to any given situation. If any director, executive officer or employee has any doubt as to a proposed course of action, he or she should consult with the General Counsel. No director or executive officer may engage or participate in any transaction or relationship involving a conflict of interest without the transaction or relationship being referred to the Senior Financial Officers for consideration under applicable laws and stock exchange regulations, which in certain circumstances require that the transaction or relationship be approved by Amarin’s Board and Directors or an independent body of same. No other employee may engage or participate in any transaction or relationship involving a conflict of interest without the express, prior approval of the General Counsel of Amarin.

Disclosure

Each director, executive officer and employee involved in Amarin’s disclosure process, including the Chief Executive Officer and the Chief Financial Officer (collectively, the “Senior Financial Officers”), is required to be familiar with and comply with Amarin’s disclosure controls and procedures and internal controls over financial reporting, to the extent relevant to his or her area of responsibility, so that Amarin’s public reports and documents filed with the Securities and Exchange Commission (the “SEC”) comply in all material respects with the applicable U.S. federal securities laws, SEC rules and English law. In addition, each such person having direct or supervisory authority regarding these SEC filings or Amarin’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Amarin executive officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, executive officer or employee who is involved in Amarin’s disclosure process, including, without limitation, the Senior Financial Officers, must:

a) familiarize himself or herself with the disclosure requirements applicable to Amarin, as well as the business and financial operations of Amarin;

b) not knowingly misrepresent, or cause others to misrepresent, facts about the Amarin Group to others, whether within or outside the Amarin Group, including to Amarin’s independent auditors, governmental regulators and self-regulatory agencies; and

c) properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

Insider Trading

Directors, executive officers and employees shall at all times act in accordance with Amarin’s Share Dealing Code.

Confidentiality and Privacy

Information is one of Amarin’s most valuable corporate assets. In carrying out the business of the Amarin Group, directors, executive officers and employees often learn confidential or proprietary information about the Amarin Group, its suppliers or partners. Directors, executive officers and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated.

These rules apply specifically to intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing know-how, designs, formulae, processes, databases, records, salary information or any unpublished financial data and reports.

Waivers

A waiver of any provision of the Code for any director or executive officer may be made only by the Board of Directors of Amarin and must be disclosed as required by Nasdaq rules. Any waiver for other employees may be made only by the General Counsel.

Reporting and Accountability

The Audit Committee is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any director, executive officer or employee who becomes aware of any existing or potential violation of this Code is required to notify the General Counsel or, in the case of an existing or potential violation by a director or an executive officer of Amarin (including a Senior Financial Officer), the Chairman of the Audit Committee, Dr. William Mason (Mobile Tele. No. +44 7785 950134). Failure to do so is itself a violation of this Code. To ensure that a reporting person is protected from reprisal, a request for anonymity will be respected to the extent that it does not result in the violation of the rights of another person.

Any questions relating to how this Code should be interpreted or applied should be addressed to the General Counsel or, in the case of a director or an executive officer, to the Chairman of the Audit Committee (contact number above). A director, executive officer or employee who is unsure of whether a situation violates this Code should discuss the situation as provided in order to prevent possible misunderstandings and embarrassment at a later date.

Each director, executive officer or employee must:

a) notify the General Counsel promptly of any existing or potential violation of this Code or, in the case of an existing or potential violation by a director or an executive officer of Amarin (including a Senior Financial Officer), notify a member of the Audit Committee promptly; and

b) not retaliate against any other director, executive officer or employee for reports of potential violations that are made in good faith (Amarin will not allow retaliatory actions based on reports made under this Code in good faith).

Amarin will follow the following procedures in investigating and enforcing this Code, and in reporting on the Code:

a) the Audit Committee and the General Counsel will take all appropriate action to investigate any violations reported to them;

b) if the Audit Committee or the General Counsel determines that a violation has occurred, it, he or she will inform the Board of Directors, in the case of a violation by a director or executive officer, or the Chief Financial Officer, in the case of a violation by any other employee; and

c) upon being notified that a violation has occurred, the Board of Directors or the Chief Financial Officer will take such disciplinary or preventive action as it, he or she deems appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.

A waiver of any provision of the Code for any director or executive officer may be made only by the Board of Directors of Amarin and must be disclosed as required by Nasdaq rules. Any waiver for other employees may be made only by the General Counsel

Corporate Opportunities

Directors, executive officers and employees owe a duty to the Amarin Group to advance its business interests when the opportunity to do so arises. Directors, executive officers and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of company property, information or position, unless Amarin has already been offered the opportunity and turned it down. More generally, directors, executive officers and employees are prohibited from using company property, information or position for personal gain and from competing with the Amarin Group.

Sometimes the line between personal and Amarin Group benefits is difficult to draw, and sometimes there are both personal and Amarin Group benefits in certain activities. Directors, executive officers and employees who intend to make use of Amarin Group property or services in a manner not solely for the benefit of the Amarin Group must consult beforehand with the General Counsel.

Fair Dealing

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, executive officer and employee should endeavor to deal fairly with the Amarin Group’s service providers, suppliers, competitors and employees. No director, executive officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

Protection and Proper Use of Amarin Group Assets

All directors, executive officers and employees should protect the assets of the Amarin Group and ensure their efficient use. All assets of the Amarin Group should be used only for legitimate business purposes.

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